Exhibit 99.1

WNS Acquires HealthHelp

Adds Industry-Leading Capability in Health Care Management

NEW YORK, NY and MUMBAI, INDIA, March 15, 2017 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced it has acquired HealthHelp, an industry leader in care management. HealthHelp works closely with both payors and providers to help improve patient outcomes and drive long-term sustainable cost savings for the healthcare industry. The company’s solutions are delivered by combining a proprietary technology platform rooted in evidence-based medical research, high-end predictive analytics, and deep healthcare industry expertise.

HealthHelp provides benefits management across several key specialty healthcare areas, including Radiology, Cardiology, Oncology, Sleep Care, Orthopedics, and Pain Management. The company’s approach is based on a non-denial, collaborative model which includes a peer-to-peer network of over 100 Medical Doctors and 11 university medical systems. HealthHelp’s solutions are powered by a proprietary clinical decision support technology platform called ConsultTM. This scalable platform enables HealthHelp to process over 70% of its current assessments automatically, ensuring rapid response to procedure authorization requests, and automated escalation to nurses and physician specialists as clinically warranted. The technology embeds predictive analytics which evaluate and drive health care improvement opportunities. Today, HealthHelp’s differentiated approach results in the company’s recommendation being implemented in over 95% of all requests. As a result, HealthHelp is driving long-term sustainable utilization reform and behavior change, and generating reduced carrier costs and measurable ROI for payors. The company has received utilization management accreditation from URAC and NCQA, and is certified as a Quality Improvement Organization (QIO)-like entity.

“With the acquisition of HealthHelp, WNS has taken a major step forward in strengthening our end-to-end Healthcare and Insurance BPM offerings. WNS plans to leverage HealthHelp’s industry-leading capability in care management to address the needs of payor, provider and insurance organizations,” said Keshav Murugesh, WNS’ Chief Executive Officer. “HealthHelp’s deep industry expertise, differentiated market approach and extensive use of technology and analytics make this asset an excellent fit for WNS. In combination with our existing strengths, we believe there are significant opportunities to cross-sell services and create state-of-the-art solutions for the BPM industry. We are excited to welcome the HealthHelp team to WNS.”

“HealthHelp is pleased to join forces with WNS, an established leader in Business Process Management,” said Cherrill Farnsworth, HealthHelp’s CEO. “We believe that together, our firms will be able to successfully address the rapidly evolving and expanding needs of the healthcare industry. We look forward to jointly creating new and enhanced industry-specific solutions which should enable us to reduce the long-term costs of healthcare, improve outcomes for payors, providers and patients, and grow our business.”

Founded in 1999 and based in Houston, Texas, HealthHelp currently employs approximately 400 medical and operational professionals in the United States. Consideration for the transaction is $95.0 million excluding adjustments for cash, debt and working capital. WNS has funded the acquisition primarily with long-term debt. The acquisition of HealthHelp is expected to contribute approximately $2.3 million in revenue for WNS in the fiscal year ending March 31, 2017, and to be immediately accretive to earnings excluding approximately $1.4 million of one-time transaction costs.

Cain Brothers & Co. acted as financial advisor and Reed Smith LLP acted as legal advisor to WNS in connection with this transaction.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2016, WNS had 32,184 professionals across 41 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about HealthHelp and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the expected benefits of our acquisition of HealthHelp, including HealthHelp’s expected revenue contribution to WNS and accretive benefit to our earnings, our growth opportunities, industry environment, and expectations concerning our future financial performance and growth potential. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F filed on May 12, 2016 with the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” refer to the United States dollars, the legal currency of the United States.

CONTACT:

Investors:	Media:
David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com